UnionBanc Investment Services

800 N. Brand Blvd., 16th Floor, Glendale, CA 91203
P.O. Box 513100, Los Angeles, CA 90051-1100

UnionBanc Investment Services, LLC's Exemption Report

We as members of management of UnionBanc Investment Services, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 k 2 (i) and k 2 (ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k 2 (i) and (ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 except as described below:

Date	Nature
1/3/2017	Check Log Deficiency
1/3/2017	Check Log Deficiency
1/3/2017	Check Log Deficiency
1/3/2017	Check Log Deficiency
1/3/2017	Check Log Deficiency
1/3/2017	Check Log Deficiency
1/4/2017	Rep error
1/5/2017	Check Log Deficiency
1/12/2017	Rep error
1/12/2017	Rep error
1/12/2017	Other
1/12/2017	Check Log Deficiency
1/13/2017	Check Log Deficiency
1/24/2017	Check Log Deficiency
1/24/2017	Check Log Deficiency
1/26/2017	Check Log Deficiency
1/30/2017	Check Log Deficiency
2/1/2017	Rep error
2/1/2017	Check Log Deficiency
2/2/2017	Check Log Deficiency

2/2/2017	Technical/System and Rep error
2/7/2017	Check Log Deficiency
2/7/2017	Rep error
2/9/2017	Check Log Deficiency
2/13/2017	Check Log Deficiency
2/15/2017	Check Log Deficiency
2/17/2017	Rep error
2/23/2017	Check Log Deficiency
2/24/2017	Check Log Deficiency
2/27/2017	Check Log Deficiency
2/27/2017	Check Log Deficiency
2/28/2017	Check Log Deficiency
2/28/2017	Check Log Deficiency
2/28/2017	Check Log Deficiency
2/28/2017	Check Log Deficiency
3/1/2017	Check Log Deficiency
3/3/2017	Check Log Deficiency
3/3/2017	Check Log Deficiency
3/3/2017	Check Log Deficiency
3/6/2017	Rep error
3/7/2017	Technical/System and Rep error
3/8/2017	Technical/System and Rep error
3/8/2017	Technical/System and Rep error
3/13/2017	Rep error
3/13/2017	Other
3/16/2017	Check Log Deficiency
3/17/2017	Rep error
3/17/2017	Technical/System and Rep error
3/17/2017	Check Log Deficiency
3/21/2017	Check Log Deficiency
3/22/2017	Check Log Deficiency
3/22/2017	Check Log Deficiency
3/22/2017	Check Log Deficiency
3/23/2017	Check Log Deficiency
3/23/2017	Rep error
3/23/2017	Check Log Deficiency

3/23/2017	Check Log Deficiency
3/23/2017	Check Log Deficiency
3/23/2017	Check Log Deficiency
3/23/2017	Check Log Deficiency
3/23/2017	Check Log Deficiency
3/23/2017	Check Log Deficiency
3/24/2017	Rep error
3/27/2017	Check Log Deficiency
3/28/2017	Check Log Deficiency
3/28/2017	Check Log Deficiency
3/28/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/29/2017	Check Log Deficiency
3/31/2017	Check Log Deficiency
4/5/2017	Check Log Deficiency
4/6/2017	Check Log Deficiency
4/6/2017	Check Log Deficiency
4/10/2017	Check Log Deficiency
4/10/2017	Check Log Deficiency
4/10/2017	Check Log Deficiency
4/10/2017	Check Log Deficiency
4/10/2017	Check Log Deficiency
4/10/2017	Check Log Deficiency
4/11/2017	Other
4/13/2017	Check Log Deficiency
4/17/2017	Check Log Deficiency
4/24/2017	Other
4/25/2017	Check Log Deficiency
4/26/2017	Check Log Deficiency
4/26/2017	Check Log Deficiency
4/26/2017	Check Log Deficiency
4/27/2017	Rep error
5/3/2017	Check Log Deficiency

5/5/2017	Check Log Deficiency
5/11/2017	Check Log Deficiency
5/12/2017	Check Log Deficiency
5/15/2017	Check Log Deficiency
6/1/2017	Check Log Deficiency
6/9/2017	Rep error
6/9/2017	Check Log Deficiency
6/9/2017	Check Log Deficiency
6/9/2017	Check Log Deficiency
6/12/2017	Check Log Deficiency
6/14/2017	Rep error
6/14/2017	Check Log Deficiency
6/14/2017	Check Log Deficiency
6/15/2017	Check Log Deficiency
6/15/2017	Check Log Deficiency
6/15/2017	Rep error
6/19/2017	Check Log Deficiency
6/20/2017	Rep error
6/21/2017	Check Log Deficiency
6/27/2017	Rep error
6/27/2017	Check Log Deficiency
6/29/2017	Check Log Deficiency
6/30/2017	Home Office and Rep error
6/30/2017	Home Office and Rep error
7/5/2017	Check Log Deficiency
7/6/2017	Check Log Deficiency
7/13/2017	Check Log Deficiency
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Check Log Deficiency
7/14/2017	Check Log Deficiency

7/14/2017	Rep error
7/14/2017	Rep error
7/14/2017	Check Log Deficiency
7/26/2017	Check Log Deficiency
7/26/2017	Check Log Deficiency
7/28/2017	Check Log Deficiency
7/31/2017	Check Log Deficiency
8/1/2017	Check Log Deficiency
8/4/2017	Rep error
8/4/2017	Rep error
8/9/2017	Check Log Deficiency
8/11/2017	Check Log Deficiency
8/15/2017	Check Log Deficiency
8/15/2017	Check Log Deficiency
8/16/2017	Check Log Deficiency
8/17/2017	Check Log Deficiency
8/21/2017	Check Log Deficiency
8/25/2017	Check Log Deficiency
8/25/2017	Check Log Deficiency
8/25/2017	Check Log Deficiency
9/7/2017	Check Log Deficiency
9/19/2017	Check Log Deficiency
9/28/2017	Check Log Deficiency
9/28/2017	Check Log Deficiency
9/28/2017	Check Log Deficiency
9/28/2017	Check Log Deficiency
9/28/2017	Check Log Deficiency
10/3/2017	Technical/System and Rep error
10/3/2017	Rep error
10/11/2017	Other
10/11/2017	Other
10/11/2017	Other
10/11/2017	Check Log Deficiency
10/11/2017	Check Log Deficiency
10/23/2017	Check Log Deficiency
10/23/2017	Rep error
10/24/2017	Check Log Deficiency
10/25/2017	Rep error
10/26/2017	Check Log Deficiency
10/27/2017	Check Log Deficiency

10/27/2017	Check Log Deficiency
10/30/2017	Other
11/9/2017	Check Log Deficiency
11/20/2017	Rep error
11/21/2017	Rep error
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/8/2017	Check Log Deficiency
12/12/2017	Check Log Deficiency
12/12/2017	Check Log Deficiency
12/12/2017	Check Log Deficiency
12/12/2017	Check Log Deficiency
12/27/2017	Check Log Deficiency

Julian Jacolev
Chief Financial Officer

February 26, 2018